UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Alphatec Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	000-52024	20-2463898
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

5818 El Camino Real, Carlsbad, California		92008
(Address of principal executive offices)		(Zip Code)
(760) 431-9286
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure

This disclosure for the year ended December 31, 2014, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“the Rule”). Numerous terms in this disclosure are defined in the Rule and Form SD. The reader is referred to those sources and to the 1934 Act Release No. 34-67716 (August 22, 2012) for such definitions.

In accordance with the Rule, Alphatec Holdings, Inc. (“the Company”) performed a reasonable country of origin inquiry (“RCOI”) to seek to determine whether the necessary conflict minerals used in the products placed into commerce by the Company were or were not “DRC Conflict Free.” As a result of the RCOI, the Company has determined in good faith that for calendar year 2014, its conflict minerals status resulting from these efforts is “DRC Conflict Free.”

The Company’s RCOI efforts were based on the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative with the smelters and refiners of conflict minerals who provide those conflict minerals to our suppliers. The Company does not directly purchase raw ore or unrefined conflict minerals and makes no purchases directly in the Covered Countries.

The Company’s RCOI efforts were performed in good faith and included:

-	conducting a supply-chain survey with direct suppliers of materials containing conflict minerals using the EICC/GeSI Conflict Minerals Reporting Template to identify the smelters and refiners; and

-
comparing the smelters and refiners identified in the supply-chain survey against the list of smelter facilities which have been identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter program for the Company’s identified conflict minerals, which are tantalum and gold.

As a result of the RCOI efforts described above, the Company has concluded that there is no reason to believe that its necessary conflict minerals may have originated in the Covered Countries. The RCOI efforts and results are publicly available at www.alphatecspine.com.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ALPHATEC HOLDINGS, INC.

By:	/s/ Michael O’Neill Date: June 1, 2015

Name:	Michael O’Neill
Title:	Chief Financial Officer, Vice President and Treasurer (principal financial officer and principal accounting officer)

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